As filed with the Securities and Exchange Commission on August 31, 2012
1933 Act File No. 333-181550
1940 Act File No. 811-04173

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-2

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933	☑
PRE-EFFECTIVE AMENDMENT NO.	☐
POST-EFFECTIVE AMENDMENT NO.1	☑
and/or

REGISTRATION STATEMENT UNDER THE
INVESTMENT COMPANY ACT OF 1940	☑
AMENDMENT NO. 19	☑
(Check appropriate box or boxes)
JOHN HANCOCK INVESTORS TRUST
(Exact Name of Registrant as Specified in Charter)
601 Congress Street, Boston, Massachusetts 02210-2805
(Address of Principal Executive Offices) (Zip Code)
Registrant’s Telephone Number, including Area Code: 1-800-344-1029
Thomas M. Kinzler, Esq.
601 Congress Street, Boston, Massachusetts 02210-2805
Name and Address (of Agent for Service)
Copies of Communications to:
Mark P. Goshko, Esq.
K&L Gates LLP
One Lincoln Street
Boston, Massachusetts 02111-2950
     Approximate Date of Proposed Public Offering: From Time to time after the effective date of the Registration Statement.
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☑

EXPLANATORY NOTE
This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-181550) of John Hancock Investors Trust (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C
OTHER INFORMATION
Item 25. Financial Statements and Exhibits
(1)	FINANCIAL STATEMENTS:

Included in Part A: Financial Highlights

Included in Part B: Financial Statements are incorporated in Part B by reference to the Fund’s October 31, 2011 annual shareholder report (audited) on Form N-CSR as filed with the Securities and Exchange Commission (“SEC”) on January 5, 2012 (Accession No. 0000928816-12-000023) and the Fund’s April 30, 2012 semi-annual shareholder report (unaudited) on Form N-CSR as filed with the SEC on July 5, 2012 (Accession No. 0000928816-12-001043.

(2)	EXHIBITS:
(a)	Amended and Restated Declaration of Trust dated October 5, 1984, as amended and restated on August 26, 2003 (“Declaration of Trust”) — previously filed as exhibit 99.(a) to Pre-Effective Amendment No. 1 to the Fund’s Registration Statement on Form N-2/A (File Nos. 333-108637 and 811-04173) as to the Fund’s preferred shares of beneficial interest (“Preferred Shares”) filed with the SEC on October 27, 2003 (Accession No. 0000950135-03-005304) (“Preferred Shares Registration Statement”).

(1) Amendment dated July 1, 2005 to the Declaration of Trust — previously filed as exhibit 99.(a)(1) to the Fund’s Shelf registration statement on Form N-2 filed with the SEC on May 21, 2012 (Accession No. 0000950123-12-008305) (“Shelf Registration Statement”).

(2) Amendment dated June 16, 2008 to the Declaration of Trust — previously filed as exhibit 99.(a)(2) to the Fund’s Shelf Registration Statement on Form N-2 filed with the SEC on May 21, 2012 (Accession No. 0000950123-12-008305).

(b)	Amended and Restated By-Laws dated September 14, 2004 (“By-Laws”) — previously filed as exhibit 99.(b) to the Fund’s Shelf Registration Statement on Form N-2 filed with the SEC on May 21, 2012 (Accession No. 0000950123-12-008305).
(1)	Amendment dated March 8, 2005 to the By-Laws — previously filed as exhibit 99.(b)(1) to the Fund’s Shelf Registration Statement on Form N-2 filed with the SEC on May 21, 2012 (Accession No. 0000950123-12-008305).

(2)	Amendment dated March 11, 2008 to the By-Laws — previously filed as exhibit 99.(b)(2) to the Fund’s Shelf Registration Statement on Form N-2 filed with the SEC on May 21, 2012 (Accession No. 0000950123-12-008305).

(3)	Amendment dated October 15, 2008 to the By-Laws — previously filed as exhibit 99.(b)(3) to the Fund’s Shelf Registration Statement on Form N-2 filed with the SEC on May 21, 2012 (Accession No. 0000950123-12-008305).

(4)	Amendment dated August 1, 2009 to the By-Laws — previously filed as exhibit 99.(b)(4) to the Fund’s Shelf Registration Statement on Form N-2 filed with the SEC on May 21, 2012 (Accession No. 0000950123-12-008305).

(5)	Amendment dated August 31, 2010 to the By-Laws — previously filed as exhibit 99.(b)(5) to the Fund’s Shelf Registration Statement on Form N-2 filed with the SEC on May 21, 2012 (Accession No. 0000950123-12-008305).
(c)	Voting Trust Agreements. Not applicable.

(d)	Instruments Defining Rights of Security Holders. See exhibits 99.(2)(a) and 99.(2)(b).

(e)	Dividend Reinvestment Plan. Dividend Reinvestment Plan dated July 1, 2011 — previously filed as exhibit 99.(e) to the Fund’s Shelf Registration Statement on Form N-2 filed with the SEC on May 21, 2012 (Accession No. 0000950123-12-008305).

(f)	Instruments Defining Rights of Long-term Debt Holders. Not applicable.

(g)	Investment Advisory Contracts.
(1)	Investment Advisory Agreement dated July 1, 2009 with John Hancock Advisers, LLC — previously filed as exhibit 99.(g)(1) to the Fund’s Shelf Registration Statement on Form N-2 filed with the SEC on May 21, 2012 (Accession No. 0000950123-12-008305).

(2)	Sub-Advisory Agreement dated December 31, 2005 with John Hancock Advisers, LLC and John Hancock Asset Management a division of Manulife Asset Management (US) LLC (formerly, MFC Global Investment Management (U.S.), LLC, formerly Sovereign Asset Management, LLC) — previously filed as exhibit 99.(g)(2) to the Fund’s Shelf Registration Statement on Form N-2 filed with the SEC on May 21, 2012 (Accession No. 0000950123-12-008305).
(h)	Underwriting or Distribution Contracts.
(1)	Form of Distribution Agreement between John Hancock Funds, LLC and the Registrant — previously filed as exhibit 99.(h)(1) to the Fund’s Shelf Registration Statement on Form N-2/A filed with the SEC on August 13, 2012 (Accession No. 0000950123-12-010999).

(2)	Form of Dealer Agreement between John Hancock Funds, LLC and the Dealer — FILED HEREWITH.
(i)	Bonus or Profit Sharing Contracts. Not applicable.

(j)	Custodian Agreement. Master Custodian Agreement dated September 10, 2008 between the Fund and State Street Bank and Trust Company — previously filed as exhibit 99.(j) to the Fund’s Shelf Registration Statement on Form N-2 filed with the SEC on May 21, 2012 (Accession No. 0000950123-12-008305).

(k)	Other Material Contracts.
(1)	Service Agreement dated July 1, 2009 with John Hancock Advisers, LLC — previously filed as exhibit 99.(k)(1) to the Fund’s Shelf Registration Statement on Form N-2 filed with the SEC on May 21, 2012 (Accession No. 0000950123-12-008305).

(2)	Service Agreement for Transfer Agent Services dated June 1, 2002 with Computershare Shareowner Services LLC (formerly, Mellon Investor Services, LLC) — previously filed as exhibit 99.(k)(1) to pre-effective amendment No. 1 to the Fund’s Preferred Shares Registration Statement on Form N-2 filed with the SEC on October 27, 2003 (Accession No. 0000950135-03-005304.
(a)	Amendment dated July 1, 2007 to the Service Agreement for Transfer Agent Services — previously filed as exhibit 99.(k)(2)(a) to the Fund’s Shelf Registration Statement on Form N-2 filed with the SEC on May 21, 2012 (Accession No. 0000950123-12-008305).

(b)	Amendment dated September 25, 2007 to the Service Agreement for Transfer Agent Services — previously filed as exhibit 99.(k)(2)(b) to the Fund’s Shelf Registration Statement on Form N-2 filed with the SEC on May 21, 2012 (Accession No. 0000950123-12-008305).

(c)	Amendment dated October 10, 2007 to the Service Agreement for Transfer Agent Services — previously filed as exhibit 99.(k)(2)(c) to the Fund’s Shelf Registration Statement on Form N-2 filed with the SEC on May 21, 2012 (Accession No. 0000950123-12-008305).

(d)	Amendment dated July 1, 2010 to the Service Agreement for Transfer Agent Services — previously filed as exhibit 99.(k)(2)(d) to the Fund’s Shelf Registration Statement on Form N-2 filed with the SEC on May 21, 2012 (Accession No. 0000950123-12-008305).

(e)	Amendment dated October 18, 2010 to the Service Agreement for Transfer Agent Services — previously filed as exhibit 99.(k)(2)(e) to the Fund’s Shelf Registration Statement on Form N-2 filed with the SEC on May 21, 2012 (Accession No. 0000950123-12-008305).

(f)	Amendment dated April 6, 2011 to the Service Agreement for Transfer Agent Services — previously filed as exhibit 99.(k)(2)(f) to the Fund’s Shelf Registration Statement on Form N-2 filed with the SEC on May 21, 2012 (Accession No. 0000950123-12-008305).

(g)	Amendment dated January 27, 2012 to the Service Agreement for Transfer Agent Services — previously filed as exhibit 99.(k)(2)(g) to the Fund’s Shelf Registration Statement on Form N-2 filed with the SEC on May 21, 2012 (Accession No. 0000950123-12-008305).
(3) Chief Compliance Officer Services Agreement dated March 10, 2009 by and among the Fund, John Hancock Investment Management Services, LLC, John Hancock Advisers, LLC, and the Fund’s Chief Compliance Officer — previously filed as exhibit 99.(k)(3) to the Fund’s Shelf Registration Statement on Form N-2 filed with the SEC on May 21, 2012 (Accession No. 0000950123-12-008305).
(1)	Legal Opinion. Opinion and Consent of K&L Gates LLP dated August 31, 2012 as to the Fund’s Common Shares — FILED HEREWITH
(m)	Non-resident Consent to Service of Process. Not applicable.

(n)	Other Opinions. Consent of Independent Registered Public Accounting Firm dated August 30, 2012 — FILED HEREWITH.

(o)	Omitted Financial Statements. Not applicable.

(p)	Agreement Related to Initial Capital. Not applicable.

(q)	Model Retirement Plan. Not applicable.

(r)	Codes of Ethics.
(1)	Code of Ethics dated January 1, 2008 (as revised January 1, 2012) of John Hancock Advisers, LLC and John Hancock Investment Management Services, LLC (each, a “John Hancock Adviser”), John Hancock Funds, LLC, John Hancock Distributors, LLC, and each open-end and closed-end fund advised by a John Hancock Adviser — previously filed as exhibit 99(r)(1) to the Fund’s Shelf Registration Statement on Form N-2/A filed with the SEC on August 13, 2012 (Accession No. 0000950123-12-010999).
(2)	Code of Ethics adopted by John Hancock Asset Management a division of Manulife Asset Management (US) LLC (formerly, MFC Global Investment Management (U.S.), LLC, formerly Sovereign Asset Management, LLC) amended as of January 5, 2012 — previously filed as exhibit 99.(r)(2) to the Fund’s Shelf Registration Statement on Form N-2/A filed with the SEC on August 13, 2012 (Accession No. 0000950123-12-010999).

(s)	Powers of Attorney. Power of Attorney dated March 6, 2012 — previously filed as exhibit 99.(s) to the Fund’s Shelf Registration Statement on Form N-2 filed with the SEC on May 21, 2012 (Accession No. 0000950123-12-008305).
ITEM 26. MARKETING ARRANGEMENTS
See relevant sections of the Form of Distribution Agreement filed as exhibit 99.(h)(1) to the Fund’s Shelf Registration Statement on
Form N-2/A filed with the SEC on August 13, 2012 (Accession No. 0000950123-12-010999).
See the relevant sections of the Form of Dealer Agreement filed herewith as exhibit 99.(h)(2).
ITEM 27. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
The approximate expenses in connection with the offering are as follows:

Registration and Filing Fees	$2,980
Financial Industry Regulatory Authority Fee	$4,400
New York Stock Exchange Fee	$3,500
Cost of Printing and Engraving	$30,000
Accounting Fee and Expenses	$5,000
Legal Fees and Expenses	$70,000

Total	$115,880
ITEM 28. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL
John Hancock Advisers, LLC (the “Adviser”) is the investment adviser to the Fund. The Adviser is a wholly owned subsidiary of John Hancock Life Insurance Company (U.S.A.), which in turn is a subsidiary of Manulife Financial Corporation (“Manulife Financial”), a publicly traded company based in Toronto, Canada. A corporate organization list is set forth below.

MANULIFE FINANCIAL CORPORATION
PRINCIPAL SUBSIDIARIES — December 31, 2011

Manulife Financial Corporation (Canada)
The Manufacturers Life Insurance Company (Canada)
John Hancock Reassurance Company Ltd. (Bermuda)
Manulife Holdings (Alberta) Limited (Alberta)
John Hancock Financial Corporation (Delaware)
The Manufacturers Investment Corporation (Michigan)
John Hancock Life Insurance Company (U.S.A.) (Michigan)
John Hancock Life & Health Insurance Company (Massachusetts)
John Hancock Distributors LLC (Delaware)
John Hancock Life Insurance Company of New York (New York)
38%
John Hancock Investment Management Services, LLC (Delaware)
57%
5%
John Hancock Subsidiaries LLC (Delaware)
John Hancock Financial Network, Inc. (Massachusetts)
Hancock Natural Resource Group, Inc. (Delaware)
Declaration Management & Research LLC (Delaware)
The Berkeley Financial Group, LLC (Delaware)
John Hancock Advisers, LLC (Delaware)
John Hancock Funds, LLC (Delaware)
Manulife Reinsurance Limited (Bermuda)
Manulife Reinsurance (Bermuda) Limited (Bermuda)
John Hancock Insurance Agency, Inc. (Delaware)
Manulife Holdings (Bermuda) Limited (Bermuda)
Manulife Financial Asia Limited (Hong Kong)
Manufacturers P&C Limited (Barbados)
Manulife International Holdings Limited (Bermuda)
Manulife Life Insurance Company (Japan)
Manulife Asset Management (Japan) Limited (Japan)
Manufacturers Life Reinsurance Limited (Barbados)
Manulife (Singapore) Pte. Ltd. (Singapore)
Manulife Asset Management (Singapore) Pte. Ltd. (Singapore)
Manulife (Vietnam) Limited (Vietnam)
Manulife Asset Management (Vietnam) Company Ltd. (Vietnam)
Manulife (International) Limited (Bermuda)
51%
Manulife-Sinochem Life Insurance Co. Ltd. (China)
Manulife Asset Management International Holdings Limited (Barbados)
Manulife Asset Management (Hong Kong) Limited (Hong Kong)
Manulife Asset Management (Taiwan) Co., Ltd. (Taiwan)
58.72%
Manulife Holdings Berhad* (Malaysia)
Manulife Insurance Berhad (Malaysia)
Manulife Asset Management (Malaysia) Sdn Bhd (Malaysia)
The Manufacturers Life Insurance Co. (Phils.), Inc. (Philippines)
95%
PT Asuransi Jiwa Manulife Indonesia (1) (Indonesia)
PT Manulife Aset Manajemen Indonesia (Indonesia)
Manulife Insurance (Thailand) Public Company Limited (Thailand)
95.1%
99.9999%
Manulife Asset Management (Thailand) Company Limited (Thailand)
Manulife Asset Management (North America) Limited (Canada)
Manulife Asset Management (Europe) Holdings Limited (England)
Manulife Asset Management (Europe) Limited (England)
Berkshire Insurance Services Inc. (Ontario)
JH Investments (Delaware) LLC (Delaware)
Manulife Securities Investment Services Inc. (Canada)
Manulife Securities Incorporated (Ontario)
NAL Resources Management Limited (Canada)
Manulife Bank of Canada (Canada)
Manulife Canada Ltd. (Canada)
First North American Insurance Company (Canada)
FNA Financial Inc. (Canada)
Manulife Asset Management Limited (Ontario)
EIS Services (Bermuda) Limited (Bermuda)
Indirect Control
Direct Control

(1) The remaining 5% equity of PT Asuransi Jiwa Manulife Indonesia is indirectly held by The Manufacturers Life Insurance Company

This chart displays voting shares. All entities are 100% controlled unless otherwise indicated.

ITEM 29. NUMBER OF HOLDERS OF SECURITIES
Set forth below is the number of record holders as of July 31, 2012 of each class of securities of the Fund:

Title of Class	Number of Record Holders
Shares of Common Stock, no par value	2,025
ITEM 30. INDEMNIFICATION
Indemnification provisions relating to the Fund’s Trustees, officers, employees and agents are set forth in Section 4.3 of Article IV of Fund’s Declaration of Trust, as previously filed.
The form of Underwriting Agreement (to be filed by amendment) contains provisions limiting the liability and providing for indemnification of the Trustees and officers under certain circumstances.
The Fund’s Trustees and officers are insured under a standard investment company errors and omissions insurance policy covering loss incurred by reason of negligent errors and omissions committed in their official capacities as such. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to Trustees, officers and controlling persons of the Fund pursuant to the provisions described in this Item 30, or otherwise, the Fund has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Fund of expenses incurred or paid by a Trustee, officer or controlling person of the Fund in the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer or controlling person in connection with the securities being registered, the Fund will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
Article V of the Limited Liability Company Agreement of the Adviser provides as follows:
     “Section 5.06. Indemnity and Exculpation.
(a)	No Indemnitee, and no shareholder, director, officer, member, manager, partner, agent, representative, employee or Affiliate of an Indemnitee, shall have any liability to the Company or to any Member for any loss suffered by the Company (or the Corporation) which arises out of any action or inaction by such Indemnitee with respect to the Company (or the Corporation) if such Indemnitee so acted or omitted to act (i) in the good faith (A) belief that such course of conduct was in, or was not opposed to, the best interests of the Company (or the Corporation), or (B) reliance on the provisions of this Agreement, and (ii) such course of conduct did not constitute gross negligence or willful misconduct of such Indemnitee.

(b)	The Company shall, to the fullest extent permitted by applicable law, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was, or has agreed to become, a Director or Officer, or is or was serving, or has agreed to serve, at the request of the Company (or previously at the request of the Corporation), as a director, officer, manager or trustee of, or in a similar capacity with, another corporation, partnership, limited liability company, joint venture, trust or other enterprise (including any employee benefit plan) (all such persons being referred to hereafter as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by or on behalf of an Indemnitee in connection with such action, suit or proceeding and any appeal therefrom.

(c)	As a condition precedent to his right to be indemnified, the Indemnitee must notify the Company in writing as soon as practicable of any action, suit, proceeding or investigation involving him for which indemnity hereunder will or could be sought. With respect to any action, suit, proceeding or investigation of which the Company is so notified, the Company will be entitled to participate therein at its own expense and/or to assume the defense thereof at its own expense, with legal counsel reasonably acceptable to the Indemnitee.

(d)	In the event that the Company does not assume the defense of any action, suit, proceeding or investigation of which the Company receives notice under this Section 5.06, the Company shall pay in advance of the final disposition of such matter any expenses (including attorneys’ fees) incurred by an Indemnitee in defending a civil or criminal action, suit, proceeding or investigation or any appeal therefrom; provided, however, that the payment of such expenses incurred by an Indemnitee in advance of the final disposition of such matter shall be made only upon receipt of an undertaking by or on behalf of the Indemnitee to repay all amounts so advanced in the event that it shall ultimately be determined that the Indemnitee is not entitled to be indemnified by the Company as authorized in this Section 5.06, which undertaking shall be accepted without reference to the financial ability of the Indemnitee to make such repayment; and further provided that no such advancement of expenses shall be made if it is determined that (i) the Indemnitee did not act in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company, or (ii) with respect to any criminal action or proceeding, the Indemnitee had reasonable cause to believe his conduct was unlawful.

(e)	The Company shall not indemnify an Indemnitee seeking indemnification in connection with a proceeding (or part thereof) initiated by such Indemnitee unless the initiation thereof was approved by the Board of Directors. In addition, the Company shall not indemnify an Indemnitee to the extent such Indemnitee is reimbursed from the proceeds of insurance, and in the event the Company makes any indemnification payments to an Indemnitee and such Indemnitee is subsequently reimbursed from the proceeds of insurance, such Indemnitee shall promptly refund such indemnification payments to the Company to the extent of such insurance reimbursement.

(f)	All determinations hereunder as to the entitlement of an Indemnitee to indemnification or advancement of expenses shall be made in each instance by (a) a majority vote of the Directors consisting of persons who are not at that time parties to the action, suit or proceeding in question (“Disinterested Directors”), whether or not a quorum, (b) a majority vote of a quorum of the outstanding Common Shares, which quorum shall consist of Members who are not at that time parties to the action, suit or proceeding in question, (c) independent legal counsel (who may, to the extent permitted by law, be regular legal counsel to the Company), or (d) a court of competent jurisdiction.

(g)	The indemnification rights provided in this Section 5.06 (i) shall not be deemed exclusive of any other rights to which an Indemnitee may be entitled under any law, agreement or vote of Members or Disinterested Directors or otherwise, and (ii) shall inure to the benefit of the heirs, executors and administrators of the Indemnitees. The Company may, to the extent authorized from time to time by its Board of Directors, grant indemnification rights to other employees or agents of the Company or other persons serving the Company and such rights may be equivalent to, or greater or less than, those set forth in this Section 5.06. Any indemnification to be provided hereunder may be provided although the person to be indemnified is no longer a Director or Officer.”
ITEM 31. BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER
For information as to the business, profession, vocation or employment of a substantial nature of each of the directors and executive officers of the Adviser and the Subadviser, reference is made to the information set forth under: (i) the caption “Investment Advisory and Other Services” in the Statement of Additional Information; (ii) Item 6 of the Form ADV Part II of John Hancock Advisers, LLC (File No. 801-8124) filed with the SEC; and (iii) Item 6 of the Form ADV Part II of John Hancock Asset Management a division of Manulife Asset Management (US) LLC (File No. 801-42023) filed with the SEC, all of which are incorporated herein by reference.
ITEM 32. LOCATION OF ACCOUNTS AND RECORDS
All applicable accounts, books and documents required to be maintained by the Fund by Section 31(a) of the Investment Company Act of 1940, as amended, and the rules promulgated thereunder are in the possession and custody of the Fund’s custodian, State Street Bank and Trust Company, 2 Avenue de Lafayette, Boston, Massachusetts 02111, and its transfer agent, Computershare Shareowner Services LLC, 480 Washington Boulevard, Jersey City, New Jersey 07310, with the exception of certain corporate documents and portfolio trading documents that are in the possession and custody of the Adviser, 601 Congress Street, Boston, Massachusetts, 02210, and the Subadviser, 101 Huntington Avenue, Boston, MA 02199-7603. The Fund is informed that all applicable accounts, books and documents required to be maintained by registered investment advisers are in the custody and possession of the Adviser and the Subadviser.
ITEM 33. MANAGEMENT SERVICES
Not applicable.
ITEM 34. UNDERTAKINGS
1.	The Fund undertakes to suspend the offering of Common Shares until the Prospectus and any applicable Prospectus Supplement are amended if (a) subsequent to the effective date of this registration Statement, the net asset value declines more than 10 percent from its net asset value as of the effective date of this Registration Statement or (b) the net asset value increases to an amount greater than its net proceeds as stated in the Prospectus and any other applicable Prospectus Supplement.

2.	Not applicable.

3.	Not applicable.

4.	The Common Shares being registered will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act. Accordingly, the Fund undertakes:
a.	To file, during any period in which offers or sales are being made, a post-effective amendment to the Registration Statement:
(1)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(2)	To reflect in the prospectus any facts or events after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

(3)	To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.
b.	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and

c.	To remove from registration by means of a post-effective amendment any of the Common Shares being registered which remain unsold at the termination of the offering.

d.	That, for the purpose of determining liability under the Securities Act to any purchaser, if the Fund is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act as part of a Registration Statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the Registration Statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a Registration Statement or prospectus that is part of the Registration Statement or made in a document incorporated or deemed incorporated by reference into the Registration Statement or prospectus that is part of the Registration Statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the Registration Statement or prospectus that was part of the Registration Statement or made in any such document immediately prior to such date of first use.

e.	That for the purpose of determining liability of the Fund under the Securities Act to any purchaser in the initial distribution of Common Shares:

The undersigned Fund undertakes that in a primary offering of securities of the undersigned Fund pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Fund will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:
(1)	any preliminary prospectus or prospectus of the undersigned Fund relating to the offering required to be filed pursuant to Rule 497 under the Securities Act;

(2)	the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Fund or its securities provided by or on behalf of the undersigned Fund; and

(3)	any other communication that is an offer in the offering made by the undersigned Fund to the purchaser.

5.	The Fund undertakes that, for the purpose of determining any liability under the Securities Act:
a.	the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Fund pursuant to 497(h) under the Securities Act shall be deemed to be part of the Registration Statement as of the time it was declared effective; and

b.	each post- effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
6.	The Fund undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of an oral or written request, its Statement of Additional Information.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston and The Commonwealth of Massachusetts, on the 31st day of August, 2012.

JOHN HANCOCK INVESTORS TRUST
By:	/s/ Keith F. Hartstein
Keith F. Hartstein
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Keith F. Hartstein	President and Chief Executive Officer	August 31, 2012
Keith F. Hartstein

/s/ Charles A. Rizzo	Chief Financial Officer	August 31, 2012
Charles A. Rizzo	(Principal Financial Officer & Principal Accounting Officer)

/s/ William H. Cunningham *	Trustee	August 31, 2012
William H. Cunningham

/s/ Deborah C. Jackson *	Trustee	August 31, 2012
Deborah C. Jackson

/s/ Hugh McHaffie *	Trustee	August 31, 2012
Hugh McHaffie

/s/ John A. Moore *	Trustee	August 31, 2012
John A. Moore

/s/ Steven R. Pruchansky *	Trustee	August 31, 2012
Steven R. Pruchansky

/s/ Gregory A. Russo *	Trustee	August 31, 2012
Gregory A. Russo

/s/ John G. Vrysen *	Trustee	August 31, 2012
John G. Vrysen
*By: Power of Attorney

By:	/s/ Kinga Kapuscinski
Kinga Kapuscinski Attorney-in-Fact *pursuant to Power of Attorney filed with Amendment No. 17 filed on May 21, 2012

EXHIBIT INDEX

(2)(h)(2)	Form of Dealer Agreement between John Hancock Funds, LLC and the Dealer

(2)(l)(1)	Opinion and Consent of K&L Gates dated August 31, 2012 as to the Fund’s Common Shares

(2)(n)	Consent of Independent Registered Public Accounting Firm PricewaterhouseCoopers LLP dated August 30, 2012